SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

AAMA Equity Fund

A SERIES OF

ASSET MANAGEMENT FUND

LETTER OF INVESTMENT INTENT

June 30, 2017

To the Board of Trustees of Asset Management Fund

Advanced Asset Management Advisors, Inc. (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the AAMA Equity Fund, a series of Asset Management Fund, in the amount of $10 for one share at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $10.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Advanced Asset Management Advisors, Inc.

/s/ Robert D. Baker
Name:	Robert D. Baker
Title:	President